June 30, 2025

Elizabeth Baran
Senior Vice President
DICK'S SPORTING GOODS, INC.
345 Court Street
Coraopolis, Pennsylvania 15108

       Re: DICK'S SPORTING GOODS, INC.
           Registration Statement on Form S-4
           Filed June 23, 2025
           File No. 333-288244
Dear Elizabeth Baran:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Brandon C. Price